Ciudad Autónoma de Buenos Aires, December 27, 2022

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad A. de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

Ciudad A. de Buenos Aires

Ref.: Relevant Event. Appointment of directors of the Board.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (“Comisión Nacional de Valores”) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed (i) María Renata Scafati, as regular director replacing Mr. Santiago Fraschina and (ii) Emilse Juárez, as alternate director replacing Mrs. Paula Platini, until completion of their original mandate dates, i.e. December 31, 2024.

We also inform that Mrs. Sacafati and Mrs. Juárez are independent directors. Therefore, 50% of the Board of Directors is formed by independent directors and the same percentage corresponds to female directors, achieving full gender equality.

Sincerely,

María Agustina Montes

Head of Market Relations